EXHIBIT 99.3
                                                                   ------------


                       MANAGEMENT'S DISCUSSION & ANALYSIS

The following Management's Discussion and Analysis ("MD&A"), dated as of March 18, 2009, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", the "Fund", "us", "we" or "our") for the quarter and year ended December 31, 2008 and should be read in conjunction with the audited consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all references are to Canadian dollars unless otherwise indicated. All per barrel of oil equivalent ("boe") amounts are stated at a conversion rate of six thousand cubic feet of natural gas being equal to one barrel of oil or liquids.


NON-GAAP MEASURES

The Fund discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations, funds from operations per Trust Unit and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance, leverage and provide an indication of the results generated by the Fund's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities before expenditures on asset retirement and changes in non-cash working capital. Funds from operations per Trust Unit is based on the number of Trust Units outstanding at each distribution record date. Cash netbacks are dependent on the determination of funds from operations and include the primary cash revenues and expenses on a per boe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

                                                    THREE MONTHS ENDED                  YEAR ENDED
                                                       DECEMBER 31                      DECEMBER 31
($000)                                       2008         2007   % CHANGE        2008         2007 % CHANGE
-----------------------------------------------------------------------------------------------------------
Cash provided by operating activities   $  83,754    $  83,366        0 %   $ 374,750    $ 249,132     50 %
Expenditures on asset retirement            2,968        2,116       40 %       9,259        6,951     33 %
Changes in non-cash working capital       (17,352)      (4,963)     250 %     (22,922)      15,060   (252)%
-----------------------------------------------------------------------------------------------------------
FUNDS FROM OPERATIONS                   $  69,370    $  80,519      (14)%   $ 361,087    $ 271,143     33 %
===========================================================================================================


This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements included in this MD&A include, but are not limited to, statements with respect to average production and projected exit rates; areas of operations; spending and capital budgets; availability of funds for our capital program; the size of, and future net revenues from, reserves; the focus of capital expenditures; expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; projections of market prices and costs; the performance characteristics of our properties; our future operating and financial results; capital expenditure programs; supply and demand for oil and natural gas; average royalty rates; and amount of general and administrative expenses. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including the effect of acquisitions; changes in general economic, market and business conditions; changes or fluctuations in production levels; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation and regulations and how they are interpreted and enforced, changes to investment eligibility or investment criteria; our ability to comply with current and future environmental or other laws; our success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; competition from other producers; the lack of availability of qualified personnel or management; changes in tax laws, royalty regimes and incentive programs


                        Advantage Energy Income Fund - 1
relating to the oil and gas industry and income trusts; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; stock market volatility; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties are described in Advantage's Annual Information Form which is available at www.sedar.com and www.advantageincome.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, Advantage has made assumptions regarding: current commodity prices and royalty regimes; availability of skilled labour; timing and amount of capital expenditures; future exchange rates; the price of oil and natural gas; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; royalty rates and future operating costs.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide Unitholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.


CORPORATE CONVERSION AND ASSET DISPOSITION

On March 18, 2009, we announced that our Board of Directors had approved conversion to a growth oriented corporation and a strategic asset disposition program to increase financial flexibility.

The corporate conversion will be subject to approval by at least two-thirds of the Fund's Unitholders as well as customary court and regulatory approvals, anticipated to be completed on or about June 30, 2009. The conversion will enable Advantage to pursue a business plan that is focused on the development and growth of the Montney natural gas resource play at Glacier. The conversion will have the added benefit of removing the uncertainty surrounding the upcoming changes in Canadian tax law whereby the government will begin imposing taxes on income trusts on January 1, 2011.

The Fund has retained Tristone Capital Inc. to assist with the disposition of properties producing up to 11,300 boe/d of light oil and natural gas properties located in Northeast British Columbia, West Central Alberta and Northern Alberta. The net proceeds from these sales or other oil and natural gas property sales will initially be used to reduce outstanding bank debt to improve
Advantage's financial flexibility. Advantage may also draw down its credit facilities in the future to redeem certain of the Fund's convertible debentures. Proposals are anticipated by mid May 2009 and the selected assets will be available in four distinct packages varying in size from approximately 1,600 to 5,400 boe/d of production.

As another step to increase Advantage's financial flexibility and to focus on development and growth at Glacier, Advantage will discontinue payment of cash distributions with the final cash distribution paid on March 16, 2009 to unitholders of record as of February 27, 2009. Going forward, Advantage does not anticipate paying distributions or dividends in the immediate future and will instead direct cash flow to capital expenditures and debt repayment.

Given  these   business   developments,   historical   operating  and  financial
performance may not be indicative of future performance depending on the magnitude of the asset disposition process and pending approval of the corporate conversion.



                        Advantage Energy Income Fund - 2

OVERVIEW

                                       THREE MONTHS ENDED                       YEAR ENDED
                                           DECEMBER 31                         DECEMBER 31
                                   2008       2007   % CHANGE         2008        2007  % CHANGE
------------------------------------------------------------------------------------------------
Cash provided by operating
     activities ($000)         $ 83,754   $ 83,366     --   %     $374,750   $ 249,132      50 %
Funds from operations ($000)   $ 69,370   $ 80,519     (14) %     $361,087   $ 271,143      33 %
     per Trust Unit (1)        $   0.49   $   0.58     (16) %     $   2.57   $    2.22      16 %

(1) Based on Trust Units outstanding at each distribution record date.

Cash provided by operating activities and funds from operations have increased significantly for the year ended December 31, 2008 as compared to 2007 due to considerably higher revenue. Our 2008 annual revenue has benefited from both higher average commodity prices and production. Improved production is substantially due to the Sound Energy Trust ("Sound") acquisition, which closed on September 5, 2007, and incremental production from our 2008 drilling program. The financial and operating results from the acquired Sound properties are included in all 2008 figures but are only included in the year ended December 31, 2007 effective from the closing date. Funds from operations per Trust Unit has also increased significantly, but not in the same proportion due to the higher number of Trust Units outstanding for 2008. Trust Units outstanding has increased due to Trust Units issued in exchange for the Sound acquisition and our distribution reinvestment plan that allows Unitholders to purchase Trust Units in exchange for their regular monthly cash distributions.

Although cash provided by operating activities for the three months ended December 31, 2008 is comparable with the same period of 2007, funds from operations for the current quarter has decreased 14% and funds from operations per Trust Unit has decreased 16%. These decreases have been due to a slightly lower average production and a dramatic reduction in crude oil prices. The fourth quarter of 2008 has seen significant negative economic developments as a direct result of the global recession, which has triggered a sharp decline in crude oil prices from lower demand. This challenging situation has continued into 2009 placing continued downward pressure on commodity prices.

The primary factor that causes significant variability of Advantage's cash provided by operating activities, funds from operations, and net income is commodity prices. Refer to the section "Commodity Prices and Marketing" for a more detailed discussion of commodity prices and our price risk management.


DISTRIBUTIONS

                                           THREE MONTHS ENDED                      YEAR ENDED
                                               DECEMBER 31                        DECEMBER 31
                                      2008         2007 % CHANGE          2008          2007 % CHANGE
-----------------------------------------------------------------------------------------------------
Distributions declared ($000)   $   45,514   $   57,875   (21) %   $   196,642   $   215,194    (9) %
     per Trust Unit (1)         $     0.32   $     0.42   (24) %   $      1.40   $      1.77   (21) %

(1) Based on Trust Units outstanding at each distribution record date.

Total distributions declared decreased 21% for the three months and 9% for the year ended December 31, 2008 when compared to the same periods in 2007. Total distributions are lower as a result of decreases in the distribution declared per Trust Unit during these periods. Lower total distributions were partially offset by additional distributions due to increased Trust Units outstanding. As commodity prices have weakened, we have reduced the distribution level to more appropriately reflect the current price environment. Distributions per Trust Unit were $0.32 for the three months and $1.40 for the year ended December 31, 2008, representing decreases of 24% and 21% from the same periods in 2007. For the majority of 2008, we paid a monthly distribution of $0.12 per Trust Unit and reduced the distribution to $0.08 per Trust Unit effective for the December distribution paid in January. We further reduced the monthly distribution to $0.04 per Trust Unit for the February distribution paid in March. On March 18, 2009, we discontinued all future distributions, consistent with our strategy to reduce debt and convert to a growth oriented corporation that will focus capital on the Glacier Montney natural gas resource play.


DISTRIBUTION TAXABILITY

For Canadian and U.S. holders of Advantage Trust Units, the distributions paid for 2008 were 100% taxable. All Unitholders of the Fund are encouraged to consult their tax advisors as to the proper treatment of Advantage distributions for income tax purposes.


                        Advantage Energy Income Fund - 3

REVENUE

                                            THREE MONTHS ENDED                    YEAR ENDED
                                               DECEMBER 31                        DECEMBER 31
($000)                                 2008        2007  % CHANGE         2008         2007  % CHANGE
-----------------------------------------------------------------------------------------------------
Natural gas excluding hedging     $  79,402   $  73,662       8 %    $ 382,701    $ 286,777      33 %
Realized hedging gains (losses)       5,051       8,762    (42) %      (16,580)      20,933    (179)%
-----------------------------------------------------------------------------------------------------
Natural gas including hedging     $  84,453   $  82,424       2 %    $ 366,121    $ 307,710      19 %
-----------------------------------------------------------------------------------------------------
Crude oil and NGLs                $  56,330   $  87,079    (35) %    $ 386,700    $ 251,987      53 %
         excluding hedging
Realized hedging gains (losses)       8,422      (3,552)  (337) %      (10,859)      (2,339)    364 %
-----------------------------------------------------------------------------------------------------
Crude oil and NGLs
         including hedging        $  64,752   $  83,527    (22) %    $ 375,841    $ 249,648      51 %
-----------------------------------------------------------------------------------------------------
TOTAL REVENUE                     $ 149,205   $ 165,951    (10) %    $ 741,962    $ 557,358      33 %
=====================================================================================================

Revenues were significantly higher for the year ended December 31, 2008 due to the full year of additional production from the Sound acquisition and stronger average commodity prices. During this period, the higher revenue was partially offset by realized hedging losses that also resulted from the higher average commodity price environment. Unfortunately, the fourth quarter of 2008 experienced a significant decrease in crude oil and NGL prices, due to the global recession, and our revenues were substantially impacted. As we had hedged a significant portion of our production, we also realized hedging gains during the quarter that partially offset the reduced revenues. The Fund enters derivative contracts whereby realized hedging gains and losses partially offset commodity price fluctuations, which can positively or negatively impact revenues.


PRODUCTION


                             THREE MONTHS ENDED                YEAR ENDED
                                DECEMBER 31                    DECEMBER 31
                         2008       2007 % CHANGE       2008       2007 % CHANGE
--------------------------------------------------------------------------------
Natural gas (mcf/d)   120,694    128,556     (6)%    122,878    116,998      5 %
Crude oil (bbls/d)      9,443     10,410     (9)%      9,543      8,090     18 %
NGLs (bbls/d)           1,970      2,485    (21)%      2,250      2,372     (5)%
--------------------------------------------------------------------------------
TOTAL (BOE/D)          31,529     34,321     (8)%     32,273     29,962      8 %
--------------------------------------------------------------------------------
Natural gas (%)            64%        63%                 63%        65%
Crude oil (%)              30%        30%                 30%        27%
NGLs (%)                    6%         7%                  7%         8%


The Fund's total daily production averaged 32,273 boe/d for the year ended December 31, 2008, an increase of 8% realized primarily due to the Sound acquisition, which closed September 5, 2007, and drilling results from our successful 2008 capital program. Production for the three months ended December 31, 2008 was 31,529 boe/d, a decrease of 3% from the 32,418 boe/d realized in the third quarter of 2008. Production of 1,100 boe/d at our Lookout Butte property in Southern Alberta remained shut-in during the fourth quarter by an extended third party facility outage that began in August 2008 at the Waterton gas plant where a significant modification project is underway. Original estimates provided by the third party indicated a potential outage of approximately 55 to 75 days. However, subsequent information now indicates that the gas plant may be down until April 1, 2009. Additionally, in the fourth quarter of 2008 we also experienced freezing conditions from cold weather that reduced production in December. On March 18, 2009, we announced the intention to dispose of properties producing up to 11,300 boe/d of light oil and natural gas properties located in Northeast British Columbia, West Central Alberta and Northern Alberta. The net proceeds from these sales or other oil and natural gas property sales will initially be used to reduce outstanding bank debt to improve Advantage's financial flexibility. Proposals are anticipated by mid May 2009 and the selected assets will be available in four distinct packages varying in size from approximately 1,600 to 5,400 boe/d of production. Assuming asset sales of approximately 10,000 to 11,300 boe/d of production are completed, we expect production of approximately 20,000 to 22,000 boe/d from a focused asset base (60% natural gas, 40% oil and natural gas liquids).


                        Advantage Energy Income Fund - 4

COMMODITY PRICES AND MARKETING

NATURAL GAS

                                      THREE MONTHS ENDED              YEAR ENDED
                                         DECEMBER 31                  DECEMBER 31
($/mcf)                           2008      2007  % CHANGE       2008      2007 % CHANGE
----------------------------------------------------------------------------------------
Realized natural gas prices
     Excluding hedging        $   7.15  $   6.23      15 %   $   8.51  $   6.72     27 %
     Including hedging        $   7.61  $   6.97       9 %   $   8.14  $   7.21     13 %
AECO monthly index            $   6.79  $   6.00      13 %   $   8.13  $   6.61     23 %

Realized natural gas prices, excluding hedging, were considerably higher for the three months and year ended December 31, 2008 compared to 2007 but have decreased approximately 17% from the third quarter of 2008. The 2007/2008 winter season in North America caused inventory levels, that had been high prior to winter, to decline to approximately the five-year average. In addition, reduced liquefied natural gas imports into the US and the slowdown in natural gas drilling in Western Canada provided upward price support in the first half of this year. However, during the third and fourth quarters of 2008, there has been significant softening of natural gas prices from higher US domestic natural gas production, mild weather conditions and forecasts, and the ongoing global recession that has impacted demand. These factors have resulted in much higher inventory levels that continue to place considerable downward pressure on natural gas prices. Unfortunately, these conditions have also continued well into 2009 with AECO gas presently trading at approximately $3.80/GJ. Although we continue to believe in the longer-term fundamentals for natural gas, we are concerned about the current pricing and economic environment that has the potential to extend for a considerable pricing period of time. The global recession could delay the recovery of natural gas pricing longer than anticipated. While the current pricing situation is quite weak, some of the factors that we believe will support stronger future natural gas prices include:
(i) significantly less natural gas drilling in Canada projected for 2009, which will reduce productivity to offset declines, (ii) signs of reduced natural gas drilling in the US, (iii) the increasing focus on resource style natural gas wells, which have high initial declines, and which are becoming a larger proportion of the total natural gas supply based in Canada and the US, and (iv) the demand for natural gas for the Canadian oil sands projects.

CRUDE OIL AND NGLS

                                            THREE MONTHS ENDED                 YEAR ENDED
                                               DECEMBER 31                     DECEMBER 31
($/bbl)                                  2008       2007  % CHANGE       2008       2007  % CHANGE
--------------------------------------------------------------------------------------------------
Realized crude oil prices
     Excluding hedging              $   57.46  $   74.19    (23)%   $   92.81  $   67.71     37 %
     Including hedging              $   67.16  $   70.48     (5)%   $   89.71  $   66.92     34 %
Realized NGLs prices
     Excluding hedging              $   35.38  $   70.09    (50)%   $   75.93  $   60.12     26 %
Realized crude oil and NGL prices
     Excluding hedging              $   53.65  $   73.40    (27)%   $   89.59  $   65.99     36 %
     Including hedging              $   61.67  $   70.40    (12)%   $   87.08  $   65.38     33 %
WTI ($US/bbl)                       $   58.75  $   90.63    (35)%   $   99.65  $   72.37     38 %
$US/$Canadian exchange rate         $    0.83  $    1.02    (19)%   $    0.94  $    0.94      - %

Advantage's realized crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and $US/$Canadian exchange rates. Advantage's realized crude oil price may not change to the same extent as WTI, due to changes in the $US/$Canadian exchange rate, and changes in Canadian crude oil differentials relative to WTI. The price of WTI fluctuates based on worldwide supply and demand fundamentals. There has been significant price volatility experienced over the last several years whereby WTI reached historic high levels in 2008, producing a 36% increase in our average realized crude oil and NGL price, excluding hedging, for the year. However, as we have seen remarkable crude oil price increases, we have also seen a similarly dramatic reduction in the later half of 2008 whereby WTI decreased 35% for the three months ended December 31, 2008 as compared to the same period of 2007 and decreased 50% from the third quarter of 2008. This decline has had a significant negative impact on our realized crude oil and NGL price, excluding hedging, that has dropped 27% for the fourth quarter of 2008 as compared to same quarter of 2007 and decreased 50% from the third quarter of 2008. WTI has continued to decline in 2009 to approximately US$47/bbl, the result of demand destruction brought on by the current global recession. The impact from this decrease in WTI will be somewhat mitigated for Advantage due to the strengthening US dollar relative to the Canadian dollar. As with natural gas, it seems evident that the global recession will likely prolong depressed


                        Advantage Energy Income Fund - 5
crude oil prices through the coming year. Regardless of this significant decrease, we believe that the longer-term pricing fundamentals for crude oil remain strong with many factors affecting the continued strength including (i) supply management and supply restrictions by the OPEC cartel, (ii) frequent civil unrest in various crude oil producing countries and regions, (iii) strong relative worldwide demand in developing countries, particularly in China and India, and (iv) production declines and reduced drilling due to the lower price environment.

COMMODITY PRICE RISK

The Fund's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic and, in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions, impact prices. Any movement in oil and natural gas prices could have an effect on the Fund's financial condition and performance. As current and future practice, Advantage has established a financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into derivatives. Although these commodity price risk management activities could expose Advantage to losses or gains, entering derivative contracts helps us to stabilize cash flows and ensures that our capital expenditure program is substantially funded by such cash flows. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities.

We have been active in entering new financial contracts to protect future cash flows and currently the Fund has the following derivatives in place:


DESCRIPTION OF DERIVATIVE              TERM                         VOLUME                     AVERAGE PRICE
--------------------------------------------------------------------------------------------------------------
NATURAL GAS - AECO
         Fixed price          April 2008 to March 2009           14,217 mcf/d                     Cdn$7.10/mcf
         Fixed price          April 2008 to March 2009           14,217 mcf/d                     Cdn$7.06/mcf
         Fixed price         November 2008 to March 2009         14,217 mcf/d                     Cdn$7.77/mcf
         Fixed price         November 2008 to March 2009          4,739 mcf/d                     Cdn$8.10/mcf
         Fixed price         November 2008 to March 2009         14,217 mcf/d                     Cdn$9.45/mcf
         Fixed price         April 2009 to December 2009          9,478 mcf/d                     Cdn$8.66/mcf
         Fixed price         April 2009 to December 2009          9,478 mcf/d                     Cdn$8.67/mcf
         Fixed price         April 2009 to December 2009          9,478 mcf/d                     Cdn$8.94/mcf
         Fixed price          April 2009 to March 2010           14,217 mcf/d                     Cdn$7.59/mcf
         Fixed price          April 2009 to March 2010           14,217 mcf/d                     Cdn$7.56/mcf
         Fixed price          January 2010 to June 2010          14,217 mcf/d                     Cdn$8.23/mcf
         Fixed price        January 2010 to December 2010        18,956 mcf/d                     Cdn$7.29/mcf (1)
         Fixed price         April 2010 to January 2011          18,956 mcf/d                     Cdn$7.25/mcf (1)

CRUDE OIL - WTI
         Fixed price        February 2008 to January 2009        2,000 bbls/d                    Cdn$90.93/bbl
         Collar             February 2008 to January 2009        2,000 bbls/d         Sold put   Cdn$70.00/bbl
                                                                                 Purchase call  Cdn$105.00/bbl
                                                                                          Cost    Cdn$1.52/bbl
         Fixed price          April 2008 to March 2009           2,500 bbls/d                     Cdn$97.15/bbl
         Collar              April 2009 to December 2009         2,000 bbls/d       Bought put    Cdn$62.00/bbl
                                                                                     Sold call    Cdn$76.00/bbl
         Fixed price          April 2009 to March 2010           2,000 bbls/d                     Cdn$62.80/bbl (1)
         Fixed price         April 2010 to January 2011          2,000 bbls/d                     Cdn$69.50/bbl (1)

 (1) The Fund entered into these hedges after December 31, 2008.


                        Advantage Energy Income Fund - 6

The Fund has fixed the commodity price on anticipated production as follows:

                                         APPROXIMATE PRODUCTION        AVERAGE           AVERAGE
COMMODITY                               HEDGED, NET OF ROYALTIES     FLOOR PRICE      CEILING PRICE
---------------------------------------------------------------------------------------------------
NATURAL GAS - AECO
         January to March 2009                     62%              Cdn$7.87/mcf       Cdn$7.87/mcf
         April to June 2009                        53%              Cdn$8.17/mcf       Cdn$8.17/mcf
         July to September 2009                    54%              Cdn$8.17/mcf       Cdn$8.17/mcf
         October to December 2009                  56%              Cdn$8.17/mcf       Cdn$8.17/mcf
---------------------------------------------------------------------------------------------------
         TOTAL 2009                                56%              CDN$8.09/MCF       CDN$8.09/MCF
---------------------------------------------------------------------------------------------------
         January to March 2010                     62%              Cdn$7.64/mcf       Cdn$7.64/mcf
         April to June 2010                        53%              Cdn$7.53/mcf       Cdn$7.53/mcf
         July to September 2010                    38%              Cdn$7.27/mcf       Cdn$7.27/mcf
         October to December 2010                  38%              Cdn$7.27/mcf       Cdn$7.27/mcf
---------------------------------------------------------------------------------------------------
         TOTAL 2010                                48%              CDN$7.46/MCF       CDN$7.46/MCF
---------------------------------------------------------------------------------------------------

         January to March 2011                     6%               Cdn$7.25/mcf       Cdn$7.25/mcf
---------------------------------------------------------------------------------------------------

CRUDE OIL - WTI
         January to March 2009                     38%              Cdn$95.84/bbl     Cdn$95.84/bbl
         April to June 2009                        48%              Cdn$62.40/bbl     Cdn$69.40/bbl
         July to September 2009                    48%              Cdn$62.40/bbl     Cdn$69.40/bbl
         October to December 2009                  50%              Cdn$62.40/bbl     Cdn$69.40/bbl
---------------------------------------------------------------------------------------------------
         TOTAL 2009                                46%              CDN$69.38/BBL     CDN$74.92/BBL
---------------------------------------------------------------------------------------------------
          January to March 2010                    26%              Cdn$62.80/bbl     Cdn$62.80/bbl
         April to June 2010                        26%              Cdn$69.50/bbl     Cdn$69.50/bbl
         July to September 2010                    26%              Cdn$69.50/bbl     Cdn$69.50/bbl
         October to December 2010                  26%              Cdn$69.50/bbl     Cdn$69.50/bbl
---------------------------------------------------------------------------------------------------
         TOTAL 2010                                26%              CDN$67.83/BBL     CDN$67.83/BBL
---------------------------------------------------------------------------------------------------

         January to March 2011                     9%               Cdn$69.50/bbl     Cdn$69.50/bbl
---------------------------------------------------------------------------------------------------


For the year ended December 31, 2008, we recognized in income a realized derivative loss of $27.4 million on settled derivative contracts (2007 - $18.6 million realized derivative gain). As at December 31, 2008, the fair value of derivative contracts remaining to be settled was an approximate $41.0 million net asset (December 31, 2007 - $2.2 million net asset) resulting in the recognition of a $38.8 million unrealized derivative gain for the 2008 year (2007 - $11.0 million unrealized derivative loss) due to changes in fair value since December 31, 2007. The valuation of the derivatives is the estimated fair value to settle the contracts as at December 31, 2008 and is based on pricing models, estimates, assumptions and market data available at that time. As such, the unrealized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. These fair values are extremely sensitive to assumptions regarding forward commodity prices as demonstrated from our recognized $34.0 million unrealized derivative gain during the fourth quarter of 2008 as commodity prices continued to decrease and the $7.0 million net derivative asset recognized at September 30, 2008 is now valued as a $41.0 million net asset. The Fund does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of loss and comprehensive loss as an unrealized derivative gain or loss with a corresponding derivative asset and liability recorded on the balance sheet. Our outstanding derivative contracts will settle from January 2009 to March 2011 corresponding to when Advantage will receive revenues from production.


                        Advantage Energy Income Fund - 7

ROYALTIES

                                            THREE MONTHS ENDED                          YEAR ENDED
                                               DECEMBER 31                              DECEMBER 31
                                     2008           2007   % CHANGE            2008           2007  % CHANGE
------------------------------------------------------------------------------------------------------------
Royalties ($000)               $   23,338     $   27,099     (14) %     $   146,349     $   98,614      48 %
     per boe                   $     8.05     $     8.58      (6) %     $     12.39     $     9.02      37 %
As a percentage of revenue,         17.2%          16.9%      0.3 %           19.0%          18.3%     0.7 %
        excluding hedging


Advantage pays royalties to the owners of mineral rights from which we have leases. The Fund currently has mineral leases with provincial governments, individuals and other companies. Royalties for the year have increased in total due to the increase in revenue from higher production and commodity prices.
However, total royalties for the fourth quarter have decreased as both production and prices are lower as compared to the same quarter of 2007. Royalties as a percentage of revenue, excluding hedging, have modestly increased as higher prices generally attract a higher royalty rate. Royalty rates are dependent on prices and individual well production levels such that average royalty rates will vary as the nature of our properties change through ongoing development activities and acquisitions. Our royalty rate for the fourth quarter of 2008 was slightly lower than expected due to the recognition of several royalty credits during the period. We expect the royalty rate to be in the range of 18% to 20% for 2009 given current commodity prices and the Fund's production levels.

The Alberta Provincial Government implemented a new royalty framework for conventional oil, natural gas and oil sands effective January 1, 2009. Given the methodology used in the new royalty regime, royalties and as a result, cash flows will be affected by depths and productivity of wells. In addition, royalties are price sensitive with higher royalty levels applying when commodity prices are higher. Lower rate natural gas wells will see a benefit of lower royalties while conventional oil will be subject to an increase in royalties that is again less punitive at lower rates. Commodity prices and individual well production rates are both key factors in the calculation. The majority of Advantage's production in Alberta comes from lower rate wells due to well-established large, long life properties. In addition, we have a significant presence in British Columbia and Saskatchewan. Therefore, the impact may not be significant based on our current production and the current commodity price environment. Advantage will take the new royalty regime into consideration in preparing future development projects. Project economics are evaluated taking into consideration all relevant factors including the new royalty regime given the commodity pricing environment anticipated. Those projects that maximize return to Advantage Unitholders will continue to be selected for development.

On March 3, 2009, the Alberta Government released a three-part incentive program aimed to stimulate new economic activity. The first part of the plan includes a one-year drilling royalty credit of $200 per metre drilled based on a sliding scale dependant on 2008 corporate production in the Province of Alberta. The second part of the plan includes a one-year new well incentive program which offers a maximum five percent royalty rate for the first year of production from new oil or gas wells. Lastly, to encourage the clean-up of inactive oil and gas wells, the province will invest $30 million in a fund committed to abandoning and reclaiming oil well sites. We are currently evaluating the program and our initial assessment is that Advantage will realize financial benefits from the drilling incentive and reduced royalty rate.



                        Advantage Energy Income Fund - 8

OPERATING COSTS

                                      THREE MONTHS ENDED                        YEAR ENDED
                                         DECEMBER 31                            DECEMBER 31
                                2008          2007  % CHANGE            2008           2007  % CHANGE
-----------------------------------------------------------------------------------------------------
Operating costs ($000)    $   42,673    $   39,330       8 %     $   164,091    $   127,309      29 %
     per boe              $    14.71    $    12.46      18 %     $     13.89    $     11.64      19 %


Total operating costs increased 29% for the year ended December 31, 2008 as compared to 2007 primarily due to increased production from the Sound acquisition, which closed September 5, 2007, and cost escalation driven by the strong oil and natural gas environment during the first half of 2008. Operating costs for the fourth quarter of 2008 were up just 4% from $41.2 million incurred in the third quarter of 2008 and 8% higher from the fourth quarter of 2007. Operating costs reflect a general industry increase which has continued despite recessionary pressures. Operating costs in the fourth quarter are 6% higher than the $13.82 realized during the third quarter of 2008. Fourth quarter operating costs per boe were higher primarily due to lower average quarterly production due primarily to freezing conditions experienced in December, increased third party processing fees, and higher property taxes than expected. We anticipate that operating costs in the latter half of 2009 will decrease as the slower economy will reduce the cost of services and supplies. We will continue to be opportunistic and proactive in pursuing optimization initiatives that will improve our operating cost structure. In 2009, the Fund entered into fixed price power hedges commencing March 2009 and continuing to December 2009. Under these arrangements, 2.0 MW have been hedged at an average fixed price of $69.38/MWh. We expect that operating costs will be in the range of $13.95 to $14.45 per boe for 2009; however, this will be impacted by the magnitude of our asset disposition program.


GENERAL AND ADMINISTRATIVE

                                    THREE MONTHS ENDED                    YEAR ENDED
                                       DECEMBER 31                        DECEMBER 31
                                2008      2007  % CHANGE          2008       2007      % CHANGE
-----------------------------------------------------------------------------------------------
General and administrative    $3,198    $7,173    (55) %    $   22,493    $   21,449        5 %
     expense ($000)
     per boe                  $ 1.10    $ 2.27    (51) %    $     1.90    $     1.96       (3)%

Employees at December 31                                           174           172        1 %

Total general and administrative ("G&A") expense has decreased 55% for the three months ended and increased 5% for the year ended December 31, 2008. The higher total G&A expense for the year has been primarily due to an increase in average staff levels that have resulted from the Sound acquisition, general growth of the Fund, and a one-time payment to terminate an office lease that occurred in the first quarter of 2008. G&A was lower in the fourth quarter of 2008 as compared to the same quarter of 2007 due to several large nonrecurring expenditures that were recognized in the 2007 period.

Current employee compensation includes salary, benefits, a short-term incentive plan and a long-term incentive plan. The long-term incentive plan consists of a Restricted Trust Unit Plan (the "Plan"), as approved by the Unitholders on June 23, 2006. The purpose of the long-term compensation plan is to retain and attract employees, to reward and encourage performance, and to focus employees on operating and financial performance that results in lasting Unitholder return.

The Plan authorizes the Board of Directors to grant Restricted Trust Units ("RTUs") to directors, officers, or employees of the Fund. The number of RTUs granted is based on the Fund's Trust Unit return for a calendar year and compared to a peer group approved by the Board of Directors. The Trust Unit return is calculated at the end of the year and is primarily based on the year-over-year change in the Trust Unit price plus distributions. If the Trust Unit return for a year is positive, an RTU grant will be calculated based on the return and market capitalization. If the Trust Unit return for a year is negative, but the return is still within the top two-thirds of the approved peer group performance, the Board of Directors may choose a discretionary RTU grant. The RTU grants vest one-third immediately on grant date, with the remaining two-thirds vesting evenly on the following two yearly anniversary dates. The holders of RTUs may elect to receive cash upon vesting in lieu of the number of Trust Units to be issued, subject to consent of the Fund. Compensation cost related to the Plan is recognized as compensation expense over the service period beginning at the grant date and incorporates the Trust Unit grant price, the estimated number of RTUs to vest, and certain management estimates. The maximum amount of RTUs granted in any one calendar year is limited to 175% of the base salaries of those individuals participating in the Plan for such period. For 2008, although Advantage experienced a negative return for the year, the approved peer group also experienced likewise negative returns. As a result, Advantage's 2008 annual return was within the top


                        Advantage Energy Income Fund - 9
two-thirds of the approved peer group and the Board of Directors granted an RTU at their discretion. The RTU was deemed to be granted at January 15, 2009 and was valued at $3.8 million to be issued in Trust Units at $5.49 per Trust Unit. No compensation expense was included in general and administration expense for the year ended December 31, 2008 as the RTU was granted after year-end. A total of 171,093 Trust Units were issued to employees in early 2009 in satisfaction of the first third of the grant that vested immediately. The remaining two-thirds of the RTU grant will vest evenly on the following two yearly anniversary dates. Since implementing the Plan in 2006, the grant thresholds have not been previously met, and there have been no RTU grants made during prior years and no related compensation expense has been recognized.


MANAGEMENT INTERNALIZATION

                                             THREE MONTHS ENDED                      YEAR ENDED
                                                DECEMBER 31                          DECEMBER 31
                                        2008         2007  % CHANGE         2008          2007  % CHANGE
--------------------------------------------------------------------------------------------------------
Management internalization ($000)    $   916    $   2,534    (64) %    $   6,964    $   15,708    (56) %
     per boe                         $  0.32    $    0.80    (60) %    $    0.59    $     1.44    (59) %

In 2006, the Fund and Advantage Investment Management Ltd. (the "Manager") reached an agreement to internalize the pre-existing management contract arrangement. As part of the agreement, Advantage agreed to purchase all of the outstanding shares of the Manager pursuant to the terms of the Arrangement, thereby eliminating the management fee and performance incentive effective April 1, 2006. The Trust Unit consideration issued in exchange for the outstanding shares of the Manager was placed in escrow for a 3-year period and is being deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services are provided. The management internalization is lower for the three months and year ended December 31, 2008 as one third vested and was paid in June 2007 with an additional one third vested and paid in June 2008.


INTEREST ON BANK INDEBTEDNESS

                                                THREE MONTHS ENDED                            YEAR ENDED
                                                   DECEMBER 31                                DECEMBER 31
                                          2008            2007   % CHANGE            2008            2007  % CHANGE
-------------------------------------------------------------------------------------------------------------------
Interest  expense ($000)           $     6,430     $     7,917     (19) %     $    27,893     $    24,351      15 %
     per boe                       $      2.22     $      2.51     (12) %     $      2.36     $      2.23       6 %
Average effective interest rate           4.5%            6.2%    (1.7) %            5.0%            5.7%    (0.7)%
Bank indebtedness                                                             $   587,404     $   547,426       7 %
    at December 31 ($000)

Interest expense in total and per boe for the full year 2008 has increased modestly as compared to 2007 primarily due to the additional debt assumed by the Fund from the Sound acquisition on September 5, 2007. However, interest expense in total and per boe for the three months ended December 31, 2008 have decreased as compared to the same period of 2007 as a result of declining interest rates in the fourth quarter. Bank lending rates have declined significantly in response to rate reductions enacted by central banks to stimulate the economy. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our Unitholders. Our current credit facilities have been a favorable financing alternative with an effective interest rate of only 5.0% for the year ended December 31, 2008. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee.



                        Advantage Energy Income Fund - 10

INTEREST AND ACCRETION ON CONVERTIBLE DEBENTURES

                                             THREE MONTHS ENDED                   YEAR ENDED
                                                DECEMBER 31                       DECEMBER 31
                                       2008        2007  % CHANGE         2008          2007 % CHANGE
-----------------------------------------------------------------------------------------------------
Interest on convertible            $  4,080    $  4,426    (8) %    $   16,627    $   14,867    12 %
    debentures ($000)
    per boe                        $   1.41    $   1.40      1 %    $     1.41    $     1.36     4 %
Accretion on convertible           $    703    $    721    (2) %    $    2,855    $    2,569    11 %
    debentures ($000)
    per boe                        $   0.24    $   0.23      4 %    $     0.24    $     0.23     4 %
Convertible debentures maturity
    value at December 31 ($000)                                     $  219,195    $   224,612   (2)%


Interest and accretion on convertible debentures has increased for the year ended December 31, 2008 compared to 2007 due to Advantage assuming Sound's 8.75% and 8.00% convertible debentures on the acquisition. The increased interest and accretion from the additional debentures has been partially offset by the maturation of both the 10% convertible debentures with a face value of $1.4 million on November 1, 2007 and the 9% convertible debentures with a face value of $5.4 million on August 1, 2008. These debenture maturities have resulted in lower total interest and accretion for the three months ended December 31, 2008 as compared to the same period of 2007.


DEPLETION, DEPRECIATION AND ACCRETION

                                           THREE MONTHS ENDED                     YEAR ENDED
                                             DECEMBER 31                          DECEMBER 31
                                   2008          2007 % CHANGE           2008           2007 % CHANGE
-----------------------------------------------------------------------------------------------------
Depletion, depreciation      $   72,100    $   78,149    (8) %    $   302,104    $   272,175    11 %
     and accretion ($000)
     per boe                 $    24.86    $    24.75      0 %    $     25.58    $     24.89     3 %


Depletion and depreciation of property and equipment is provided on the "unit-of-production" method based on total proved reserves. Accretion represents the increase in the asset retirement obligation liability each reporting period due to the passage of time. The depletion, depreciation and accretion ("DD&A") provision has increased in total for the year ended December 31, 2008 compared to the same period of 2007, due to the increase in production and fixed assets, mainly attributed to the Sound acquisition and our ongoing capital development program. The slight increase in the DD&A rate per boe for this period is due to high capital expenditures in 2008 and the higher value assigned to the Sound acquisition than accumulated from prior development activities. The total DD&A provision for the three months ended December 31, 2008 is less than the same period of 2007, because of lower production. The D&D rate per boe in the fourth quarter was comparable to 2007.


GOODWILL

The Fund frequently assesses goodwill impairment which is effectively a comparison of the fair value of the Fund to the values assigned to the identifiable assets and liabilities. The fair value of the Fund is typically determined by reference to the market capitalization adjusted for a number of potential valuation factors. The values of the identifiable assets and liabilities include the current assessed value of our reserves and other assets and liabilities. Near the end of 2008, Advantage and the entire oil and gas industry, experienced a substantial decline in market capitalization as a result of the worldwide recession, resulting soft commodity prices, and general negative market reaction. As a result, the entire $120.3 million balance of goodwill was determined to be impaired at December 31, 2008, as there is no market perception of goodwill.


                        Advantage Energy Income Fund - 11

TAXES

Current taxes paid or payable for the quarter ended December 31, 2008 amounted to $0.1 million, comparable to the $0.5 million expensed for the same period of 2007. The higher current taxes for the year are due to the increased Saskatchewan properties and activity within these properties from the Ketch and Sound acquisitions. Current taxes primarily represent Saskatchewan resource surcharge, which is based on the petroleum and natural gas revenues within the province of Saskatchewan.

Future income taxes arise from differences between the accounting and tax bases of the assets and liabilities. For the year ended December 31, 2008, the Fund recognized a future income tax reduction of $10.8 million compared to $24.6 million for 2007. Under the Fund's current structure, payments are made between the operating company and the Fund transferring income tax obligations to Unitholders and as a result no cash income taxes would be paid by the operating company or the Fund prior to 2011. However, the Specified Investment Flow-Through Entity ("SIFT") tax legislation was enacted on June 22, 2007 altering the tax treatment by subjecting income trusts to a two-tier tax structure, similar to that of corporations, whereby the taxable portion of distributions paid by trusts will be subject to tax at the trust level and at the Unitholder level. The rules are effective for tax years beginning in 2011 for existing publicly-traded trusts. The impact of the new tax law has been reflected in both 2008 and 2007 and resulted in an additional future income tax expense of $Nil (2007 - $42.9 million). As at December 31, 2008, we had a future income tax liability balance of $55.9 million, compared to $66.7 million at December 31, 2007. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools. It further requires that a future tax liability be recorded on an acquisition when a corporation acquires assets with associated tax pools that are less than the purchase price. During the year ended December 31, 2007, Advantage recorded a future tax liability of $29.4 million with the acquisition of Sound.

On December 14, 2007, the Federal government enacted legislation phasing in corporate income tax rate reductions which will reduce federal tax rates from 22.1% to 15.0% by 2012. Rate reductions will also apply to the new tax on distributions of income trusts and other specified investment flow-through entities as of 2011, reducing the tax rate in 2011 to 29.5% and in 2012 to 28.0%. These rates include a deemed provincial rate of 13%.

The Fund has approximately $1.8 billion in tax pools and deductions at December 31, 2008, which can be used to reduce the amount of taxes paid by Advantage. The Fund and Advantage Oil & Gas Ltd. ("AOG") had the following estimated tax pools in place at December 31, 2008:

                                           DECEMBER 31, 2008
                                         ESTIMATED TAX POOLS
                                             ($ MILLIONS)
                                             ------------
Undepreciated Capital Cost                    $    658
Canadian Oil and Gas Property Expenses             444
Canadian Development Expenses                      555
Canadian Exploration Expenses                       67
Non-capital losses                                  75
Other                                               16
                                              $  1,815


NET INCOME (LOSS)

                                              THREE MONTHS ENDED                        YEAR ENDED
                                                 DECEMBER 31                            DECEMBER 31
                                        2008          2007   % CHANGE           2008          2007  % CHANGE
------------------------------------------------------------------------------------------------------------
Net income (loss) ($000)         $  (95,477)    $   13,795    (792) %    $  (20,577)    $  (7,535)    173 %
     per Trust Unit - Basic      $    (0.67)    $     0.10    (775) %    $    (0.15)    $   (0.06)    146 %
                    - Diluted    $    (0.67)    $     0.10    (775) %    $    (0.15)    $   (0.06)    146 %

Advantage experienced a net loss for the three months and year ended December 31, 2008 primarily due to a $120.3 million impairment of goodwill. Excluding this one-time non-cash item, Advantage had net income of $99.7 million for
2008, delivering significant financial results. For the full year, we experienced considerably higher revenues from increased production and average commodity prices. This was partially offset by some higher expenses, including operating costs, depletion and depreciation. Although overall Advantage had a successful year, the fourth quarter began to show strains from the sudden drop


                        Advantage Energy Income Fund - 12
in commodity prices that reduced revenues and negatively impacted net income. Commodity prices have continued to worsen in 2009, presenting a significant challenge for the entire oil and gas industry. We expect this situation to have a wide-ranging impact on the sector for the coming year. Net loss for the quarter and year also included unrealized derivative gains of $34.0 million and $38.8 million, respectively, from the low commodity price environment (see "Commodity Price Risk" section). The unrealized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices. The Fund does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of loss and comprehensive loss as an unrealized derivative gain or loss with a corresponding derivative asset and liability recorded on the balance sheet. These derivative contracts currently outstanding will settle from January 2009 to March 2011 corresponding to when Advantage will receive revenues from production.


CASH NETBACKS

                                                      THREE MONTHS ENDED                            YEAR ENDED
                                                         DECEMBER 31                                DECEMBER 31
                                                2008                  2007                   2008                2007
                                            $000    PER BOE       $000    PER BOE       $000    PER BOE       $000   PER BOE
-----------------------------------------------------------------------------------------------------------------------------
Revenue                                $ 135,732   $  46.79  $ 160,741   $  50.91  $ 769,401   $  65.14  $ 538,764  $  49.27
Realized gain (loss) on derivatives       13,473       4.64      5,210       1.65    (27,439)     (2.32)    18,594      1.70
Royalties                                (23,338)     (8.05)   (27,099)     (8.58)  (146,349)    (12.39)   (98,614)    (9.02)
Operating costs                          (42,673)    (14.71)   (39,330)    (12.46)  (164,091)    (13.89)  (127,309)   (11.64)
-----------------------------------------------------------------------------------------------------------------------------
OPERATING                              $  83,194   $  28.67  $  99,522   $  31.52  $ 431,522   $  36.54  $ 331,435  $  30.31
General and administrative (1)            (3,198)     (1.10)    (7,029)     (2.23)   (23,422)     (1.98)   (20,520)    (1.88)
Interest                                  (6,430)     (2.22)    (7,917)     (2.51)   (27,893)     (2.36)   (24,351)    (2.23)
Interest on convertible debentures (2)    (4,080)     (1.41)    (3,536)     (1.12)   (16,627)     (1.41)   (13,977)    (1.28)
Income and capital taxes                    (116)     (0.04)      (521)     (0.16)    (2,493)     (0.21)    (1,444)    (0.13)
-----------------------------------------------------------------------------------------------------------------------------
FUNDS FROM OPERATIONS                  $  69,370   $  23.90  $  80,519   $  25.50  $ 361,087   $  30.58  $ 271,143  $  24.79
=============================================================================================================================
(1) General and administrative expense excludes non-cash unit-based compensation expense.
(2) Interest on convertible debentures excludes non-cash accretion expense and interest expense.

Funds from operations and cash netbacks increased in total and per boe for the year ended December 31, 2008, compared to 2007, due primarily to additional production from the Sound acquisition and higher average commodity prices through the first three quarters of 2008. Increased cash netbacks per boe for the year ended December 31, 2008 were partially offset by realized losses on derivatives, and increased operating expenses and royalties. Realized hedging losses resulted from the higher commodity price environment as the Fund entered derivative contracts to lessen commodity price fluctuations, which can positively or negatively impact cash flows. Operating costs increased during 2008 due to significantly higher field costs associated with a general industry escalation and higher relative operating costs from the Sound acquisition. Royalties also increased as would be expected since they are generally based on current commodity prices. Funds from operations and cash netbacks per boe for the three months ended December 31, 2008 decreased from the same period of 2007, a direct result of the commodity price drops that occurred in the fourth quarter of 2008 as the financial crisis deepened into a global recession. The decrease in commodity prices was significantly offset by realized gains on derivatives during the period. Operating costs per boe were higher for the three months ended December 31, 2008 due to early cold weather conditions that increased some operating costs and lowered corresponding production volumes. However, we expect to see some easing of operating costs in 2009 as the poor economic environment continues to have an impact on the service sector.


                        Advantage Energy Income Fund - 13

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Fund has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Fund's remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

                                                  PAYMENTS DUE BY PERIOD
($ MILLIONS)                            TOTAL     2009     2010     2011    2012
--------------------------------------------------------------------------------
Building leases                      $   10.3  $   3.8  $   3.9  $   1.5  $  1.1
Capital leases                            6.2      2.1      2.2      1.9     --
Pipeline/transportation                   4.9      3.2      1.4      0.3     --
Convertible debentures (1)              219.2     87.0     69.9     62.3     --
--------------------------------------------------------------------------------
TOTAL CONTRACTUAL OBLIGATIONS        $  240.6  $  96.1  $  77.4  $  66.0  $  1.1
================================================================================

(1) As at December 31, 2008, Advantage had $219.2 million convertible debentures outstanding (excluding interest payable during the various debenture terms). Each series of convertible debentures are convertible to Trust Units based on an established conversion price. All remaining obligations related to convertible debentures can be settled through the payment of cash or issuance of Trust Units at Advantage's option.

(2) Bank indebtedness of $587.4 million has been excluded from the contractual obligations table as the credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term.


LIQUIDITY AND CAPITAL RESOURCES

The following table is a summary of the Fund's capitalization structure.


($000, EXCEPT AS OTHERWISE INDICATED)                  DECEMBER 31, 2008
-------------------------------------------------------------------------
Bank indebtedness (long-term)                                 $  587,404
Working capital deficit (1)                                      146,397
-------------------------------------------------------------------------
Net debt                                                      $  733,801
-------------------------------------------------------------------------
Trust Units outstanding (000)                                    142,825
Trust Units closing market price ($/Trust Unit)               $     5.12
-------------------------------------------------------------------------
Market value                                                  $  731,263
-------------------------------------------------------------------------
Convertible debentures maturity value (long-term)             $  132,221
Capital lease obligation (long term)                               3,906
-------------------------------------------------------------------------
TOTAL CAPITALIZATION                                          $1,601,191
=========================================================================

(1) Working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, distributions payable, and the current portion of capital lease obligations and convertible debentures.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Fund is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, convertible debentures, capital lease obligations and Unitholders' equity. Advantage may manage its capital structure by issuing new Trust Units, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, adjusting or discontinuing the amount of monthly distributions, suspending or renewing its distribution reinvestment plan, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

In late 2008, a financial crisis materialized which has now turned into a full global recession. This situation has significantly impacted the ability to raise capital. Despite this situation, the Fund continues to generate funds from operations sufficient to fund our operations and a reduced capital program. Management of the Fund's capital structure is facilitated through its financial and operational forecasting processes. The forecast of the Fund's future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the Fund views as critical in the current environment. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the Fund to mitigate risks. The Fund continues to satisfy all liabilities and commitments as they come due. We have an established $710 million credit facility agreement


                        Advantage Energy Income Fund - 14
with a syndicate of financial institutions; the balance of which utilized at December 31, 2008 was $587 million. This facility will be subject for renewal again in June 2009. The Fund additionally has several convertible debentures that will mature in 2009, whereby we have the option to settle such obligations by cash or though the issuance of Trust Units. Management has budgeted for a capital program of $100 to $130 million for fiscal 2009, as it is important to bring on additional production to offset natural reserve declines and to grow the Fund. Management has significantly reduced the capital program from 2008 and will continually monitor our capital expenditures and make adjustments as needed in order to remain self-sufficient within our funds from operations through the foreseeable future.

The current economic situation has also placed additional pressure on commodity prices. Crude oil has dropped from a historic high to approximately US$47/bbl. The impact from the decrease in WTI will be somewhat mitigated for Advantage due to the strengthening US dollar relative to the Canadian dollar. Natural gas prices that had been improving early in 2008, have now started to decline due to the ailing economy as well as increased inventory levels from strong injections and mild weather. Natural gas has dropped to approximately CAD$3.80/GJ. The net effect for the Fund from prolonged weak commodity prices would be reductions in operating netbacks and funds from operations. Management has partially mitigated this risk through our commodity hedging program but the lower commodity price environment has still had a significant negative impact. In order to strengthen our financial position and balance our cash flows, the monthly distribution has been discontinued to repay debt and focus capital spending on our Montney natural gas resource play.

To summarize, we have implemented a strategy to maximize self sufficiency such that funds from operations will satisfy our capital program, reduce debt, and meet other expenditure requirements. We do not anticipate any problems satisfying obligations as they become due. A successful hedging program was also executed to help protect our funds from operations. As a result, we feel that Advantage has implemented adequate strategies to protect our business as much as possible in this environment. However, as with all companies, we are still exposed to risks as a result of the current economic situation and the potential duration. We continue to closely monitor the possible impact on our business and strategy, and will make adjustments as necessary with prudent management.


UNITHOLDERS' EQUITY AND CONVERTIBLE DEBENTURES

Advantage has utilized a combination of Trust Units, convertible debentures and bank debt to finance acquisitions and development activities.

As at December 31, 2008, the Fund had 142.8 million Trust Units outstanding. During the year ended December 31, 2008, 4,414,830 Trust Units were issued as a result of the Premium Distribution(TM), Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan"), generating $39.9 million reinvested in the Fund and representing an approximate 20% participation rate (for the year ended December 31, 2007, 4,028,252 Trust Units were issued under the Plan, generating $46.7 million reinvested in the Fund and representing an approximate 18% participation rate). As at March 18, 2009, Advantage had 145.2 million Trust Units issued and outstanding.

At December 31, 2008, the Fund had $219.2 million convertible debentures outstanding that were immediately convertible to 9.5 million Trust Units based on the applicable conversion prices (December 31, 2007 - $224.6 million outstanding and convertible to 9.8 million Trust Units). During the year ended December 31, 2008, $25,000 debentures were converted resulting in the issuance of 1,001 Trust Units and the 9.00% debentures matured on August 1, 2008, resulting in a cash payment of $5,392,000 to the debenture holders. As at March 18, 2009, the Fund had $214.3 million convertible debentures outstanding, after the remaining $4.9 million 8.25% debentures matured on February 1, 2009 and were settled through the issuance of 946,887 Trust Units. We have $29.8 million of 8.75% debentures that will mature on June 30, 2009 and $52.3 million of 7.50% debentures that mature on October 1, 2009. These obligations can be settled through the payment of cash or issuance of Trust Units at Advantage's option.

Advantage has a Trust Units Rights Incentive Plan for external directors as approved by the Unitholders of the Fund. A total of 500,000 Trust Units were reserved for issuance under the plan with an aggregate of 400,000 rights granted since inception. The initial exercise price of rights granted under the plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years with all rights vesting immediately upon grant. At the option of the rights holder, the exercise price of the rights can be adjusted downwards over time based upon distributions paid by the Fund to Unitholders. In 2008, all remaining 150,000 outstanding rights were exercised at $8.60 per right for total cash proceeds of $1,290,000. No Trust Unit Rights were outstanding as of December 31, 2008.

As a result of the SIFT tax legislation, an income trust is permitted to double its market capitalization as it stands on October 31, 2006 by growing a maximum of 40% in 2007 and 20% for the years 2008 to 2010. Any unused expansion from the prior year can be brought forward into the following year until the new tax rules take effect. In addition, an income trust may replace debt that was


                        Advantage Energy Income Fund - 15
outstanding as of October 31, 2006 with new equity or issue new, non-convertible debt without affecting the normal growth percentage. An income trust may also merge with another income trust without a change to their normal growth percentage, provided there is no net addition to equity as a result of the merger. As a result of the "normal growth" guidelines, the Fund is permitted to issue approximately $2.3 billion of new equity from January 1, 2009 to January 1, 2011, which we believe is adequate for any growth we expect to incur.

On January 20, 2009, the Fund adopted a Unitholder Rights Agreement (the "Agreement") for which Unitholder approval will be sought at the Fund's next annual meeting of Unitholders. Under the terms of the Agreement, Unitholders will be granted one right per unit. Each right entitles the holder to purchase a Trust Unit from treasury at a specified exercise price in the event of an unsolicited take-over bid for the Fund. The purpose of the Agreement is to allow Unitholders and the Board adequate time to consider and evaluate any unsolicited bid made for the Fund, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of Unitholders in connection with any take-over bid for the Fund and to ensure that any proposed transaction is in the best interests of the Unitholders of the Fund. The Agreement is similar to other rights plans adopted by many Canadian income trusts and corporations. The Rights Plan is not triggered if an offer to acquire Fund Trust Units is made as a "permited bid" and thereby allows sufficient time for the Board and Unitholders to consider and react to the offer.


BANK INDEBTEDNESS, CREDIT FACILITY AND OTHER OBLIGATIONS

At December 31, 2008, Advantage had bank indebtedness outstanding of $587.4 million. The Fund has a $710 million credit facility agreement consisting of a $690 million extendible revolving loan facility and a $20 million operating loan facility. The current credit facilities are collateralized by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. As well, the borrowing base for the Fund's credit facilities is determined through utilizing our regular reserve estimates. The banking syndicate thoroughly evaluates the reserve estimates based upon their own commodity price expectations to determine the amount of the borrowing base. Revision or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base of the Fund. In June 2008, the Fund renewed its credit facilities for a further year with the next annual review scheduled to occur in June 2009. There can be no assurances that the $710 milion credit facility will be renewed at the current borrowing base level given the present commodity price environment. On March 18, 2009, we announced our intention to dispose of certain assets. The net proceeds from these sales or other oil and natural gas property sales will initially be used to reduce our outstanding bank debt to improve Advantage's financial flexibility.

Advantage had a working capital deficiency of $146.4 million as at December 31, 2008. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals as well as the current portion of capital lease obligations. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital program, commodity price volatility, and seasonal fluctuations. We do not anticipate any problems in meeting future obligations as they become due given the strength of our funds from operations. It is also important to note that working capital is effectively integrated with Advantage's operating credit facility, which assists with the timing of cash flows as required. The increase in our working capital deficiency at December 31, 2008 is due to the additional inclusion of $87 million in principal amount of convertible debentures that mature during 2009 and are classified as a current liability. The $4.9 million principal amount 8.25% debentures matured on February 1, 2009 and were settled through the issuance of 946,887 Trust Units. We have $29.8 million of 8.75% debentures that will mature on June 30, 2009 and $52.3 million of 7.50% debentures that mature on October 1, 2009. These obligations can be settled through the payment of cash or issuance of Trust Units at Advantage's option.

Advantage has capital lease obligations on various pieces of equipment used in its operations. The total amount of principal obligation outstanding at December 31, 2008 is $5.7 million, bearing interest at effective rates ranging from 5.5% to 6.7%, and is collateralized by the related equipment. The leases expire at dates ranging from December 2009 to August 2010.



                        Advantage Energy Income Fund - 16

CAPITAL EXPENDITURES

                                             THREE MONTHS ENDED            YEAR ENDED
                                                DECEMBER 31                DECEMBER 31
($000)                                      2008          2007          2008          2007
-------------------------------------------------------------------------------------------
Land and seismic                       $  13,039     $      64     $  22,532     $   3,270
Drilling, completions and workovers       49,833        30,020       140,019        94,786
Well equipping and facilities             36,242         9,971        92,016        48,296
Other                                        198           878         1,024         2,373
-------------------------------------------------------------------------------------------
                                       $  99,312     $  40,933     $ 255,591     $ 148,725
Acquisition of Sound Energy Trust           --             (67)         --          22,307
Property acquisitions                       --           3,200         7,621        16,051
Property dispositions                       (850)         (610)         (941)       (1,037)
-------------------------------------------------------------------------------------------
TOTAL CAPITAL EXPENDITURES             $  98,462     $  43,456     $ 262,271     $ 186,046
===========================================================================================

Advantage's growth strategy has been to acquire properties in or near areas where we have large land positions, shallow to medium depth drilling opportunities, and a balance of year round access. We focus on areas where past activity has yielded long-life reserves with high cash netbacks. Advantage is very well positioned to selectively exploit the highest value-generating drilling opportunities given the size, strength and diversity of our asset base. As a result, the Fund has a high level of flexibility to distribute its capital program and ensure a risk-balanced platform of projects. Our preference is to operate a high percentage of our properties such that we can maintain control of capital expenditures, operations and cash flows.

For the three month period ended December 31, 2008, the Fund spent a net $99.3 million. Total capital spending in the quarter included $66.4 million at Glacier, $9.4 million at Nevis, $5.8 million at Willesden Green, and $1.6 million at Chip Lake. For the year ended December 31, 2008, the Fund spent a net $255.6 million and drilled a total of 86.8 net (124 gross) wells at a 99% success rate. Total capital spending for the year included $101.7 million at Glacier, $49.6 million at Nevis, $17.2 million at Martin Creek, $15.1 million at Willesden, $9.4 million at Sousa, and $8.1 million at Chip Lake.

During 2008, we commenced a significant development drilling program on our Montney natural gas resource play in Glacier, Alberta. Our investment at Glacier considerably increased reserves and confirmed horizontal well rates of
2.5 to 7.5 mmcf/d (417 to 1,250 boe/d). At Nevis, continued light oil drilling in the Wabamun formation extended the field and resulted in numerous wells with initial production exceeding 200 boe/day. A 35 gross (27 net) well Horseshoe Canyon coal bed methane drilling program in 2008 also confirmed several more phases of future drilling. At Nevis, a total of 47 gross (38.8 net) wells were drilled at a 100% success rate and added 2,980 boe/day of initial production. At Martin Creek, our successful 10 well gross (8 net) drilling program in early 2008 added 1,490 boe/day of initial production. At Willesden Green, a new light oil pool was discovered with the drilling of 2 gross (2 net) wells with initial combined production of 800 boe/day. In addition, 3 gross (3 net) wells were successfully drilled for liquids rich natural gas production from the Rock Creek formation. At Northville, Brazeau and Youngstown, 6 gross (4.3 net) wells were successfully drilled adding additional reserves and defined additional drilling locations.

Property acquisitions year to date include a $7.6 million property acquisition closed in the third quarter which increased our working interest ownership and drilling inventory in the Horseshoe Canyon coal bed methane lands at Nevis.

On December 18, 2008, the Board approved budgeted capital expenditures for 2009 in the range of $100 to $130 million. This is down from 2008 as we feel a conservative approach is appropriate in the current economic climate, where commodity prices are depressed and available financing is limited. The capital spending will be primarily directed towards drilling, infrastructure and strategic investments in our Montney natural gas resource play at Glacier in Northwest Alberta. We will continue to evaluate and adjust our 2009 capital program as the year progresses.



                        Advantage Energy Income Fund - 17

SOURCES AND USES OF FUNDS

The following table summarizes the various funding requirements during the year ended December 31, 2008 and 2007 and the sources of funding to meet those requirements:

                                                                   YEAR ENDED
                                                                   DECEMBER 31
($000)                                                          2008        2007
--------------------------------------------------------------------------------
SOURCES OF FUNDS
         Funds from operations                              $361,087    $271,143
         Increase in bank indebtedness                        39,978      28,893
         Decrease in working capital                          38,070        --
         Units issued, net of costs                            1,248     104,215
         Property dispositions                                   941       1,037
--------------------------------------------------------------------------------
                                                            $441,324    $405,288
--------------------------------------------------------------------------------
USES OF FUNDS
         Expenditures on property and equipment             $255,591    $148,725
         Distributions to Unitholders                        161,924     170,915
         Expenditures on asset retirement                      9,259       6,951
         Property acquisitions                                 7,621      16,051
         Convertible debenture repayment                       5,392          --
         Reduction of capital lease obligations                1,537       3,184
         Acquisition of Sound Energy Trust                        --      22,307
         Debentures redeemed                                      --      19,406
         Increase in working capital                              --      17,749
--------------------------------------------------------------------------------
                                                            $441,324    $405,288
--------------------------------------------------------------------------------

The Fund generated higher funds from operations during 2008 compared to 2007 due to higher production levels and a stronger average commodity price environment that prevailed through the first three quarters of the year. As a result, the Fund was able to adequately finance its capital expenditures and distributions to Unitholders. However, given the current economy and its effects on commodity prices, our bank indebtedness increased during the fourth quarter as a source of funds. We have been proactive in balancing our cash flows and reduced our distribution in December 2008 followed by a further reduction in January 2009 as commodity prices continued to erode. On March 18, 2009, we announced that our monthly distribution will be discontinued and future cash flow redirect to repay debt and focus capital on our Montney natural gas resource play. We will be closely monitoring our future sources and uses of funds.

ANNUAL FINANCIAL INFORMATION

The following is a summary of selected financial information of the Fund for the years indicated.

                                              YEAR ENDED      YEAR ENDED      YEAR ENDED
                                            DEC. 31, 2008   DEC. 31, 2007   DEC. 31, 2006
-----------------------------------------------------------------------------------------
Total revenue (before royalties) ($000)       $   741,962     $   557,358     $   419,727
Net income (loss) ($000)                      $   (20,577)    $    (7,535)    $    49,814
      per Trust Unit - Basic                  $     (0.15)    $     (0.06)    $      0.62
                     - Diluted                $     (0.15)    $     (0.06)    $      0.61
Total assets ($000)                           $ 2,305,433     $ 2,422,280     $ 1,981,587
Long term financial liabilities ($000) (1)    $   721,198     $   768,060     $   581,698
Distributions declared per Trust Unit         $      1.40     $      1.77     $      2.66

(1) Long term financial liabilities exclude asset retirement obligations and future income taxes.




                        Advantage Energy Income Fund - 18

QUARTERLY PERFORMANCE


                                                             2008                                           2007
($000, except as otherwise indicated)       Q4         Q3         Q2          Q1            Q4         Q3         Q2        Q1
-------------------------------------------------------------------------------------------------------------------------------
Daily production
     Natural gas (mcf/d)               120,694    122,627    123,104     125,113       128,556    115,991    108,978   114,324
     Crude oil and NGLs (bbls/d)        11,413     11,980     11,498      12,281        12,895     10,014      8,952     9,958
     Total (boe/d)                      31,529     32,418     32,015      33,133        34,321     29,346     27,115    29,012
Average prices
     Natural gas ($/mcf)
          Excluding hedging          $    7.15  $    8.65  $   10.33  $     7.90     $    6.23  $    5.62  $    7.54  $    7.61
          Including hedging          $    7.61  $    7.55  $    9.18  $     8.23     $    6.97  $    6.35  $    7.52  $    8.06
          AECO monthly index         $    6.79  $    9.27  $    9.35  $     7.13     $    6.00  $    5.62  $    7.37  $    7.46
     Crude oil and NGLs ($/bbl)
          Excluding hedging          $   53.65  $  107.96  $  110.15  $    85.99     $   73.40  $   69.03  $   61.84  $   56.84
          Including hedging          $   61.67  $  100.02  $  101.34  $    84.83     $   70.40  $   68.51  $   61.93  $   58.64
          WTI ($US/bbl)              $   58.75  $  118.13  $  124.00  $    97.96     $   90.63  $   75.33  $   65.02  $   58.12
Total revenues (before royalties)    $ 149,205  $ 195,384  $ 208,868  $  188,505     $ 165,951  $ 130,830  $ 125,075  $ 135,502
Net income (loss)                    $ (95,477) $ 113,391  $ (14,369) $  (24,122)    $  13,795  $ (26,202) $   4,531  $     341
     per Trust Unit - basic          $   (0.67) $    0.81  $   (0.10) $    (0.18)    $    0.10  $   (0.22) $    0.04  $    0.00
                    - diluted        $   (0.67) $    0.79  $   (0.10) $    (0.18)    $    0.10  $   (0.22) $    0.04  $    0.00
Funds from operations                $  69,370  $  93,345  $ 103,754  $   94,618     $  80,519  $  62,345  $  62,634  $  65,645
Distributions declared               $  45,514  $  50,743  $  50,364  $   50,021     $  57,875  $  55,017  $  52,096  $  50,206

The table above highlights the Fund's performance for the fourth quarter of 2008 and also for the preceding seven quarters. Production during the 2006/2007 winter was steady until we experienced a decrease in the second quarter of 2007 due to several facility turnarounds at that time. The Sound acquisition closed on September 5, 2007, and significantly increased production for the third and fourth quarters of 2007. Production has gradually decreased through the first half of 2008 due to natural declines, wet and cold weather delays, and facility turnarounds. Production increased modestly in the third quarter of 2008 as new wells were brought on production and most facility turnarounds were completed. During the fourth quarter, production again decreased as we experienced freezing conditions from early cold weather as well as an extended third party facility outage. Financial results, particularly revenues and funds from operations, have increased through to the second quarter of 2008, as both commodity prices and production steadily increased over that timeframe. However, revenues and funds from operations slightly declined in the third quarter of 2008, as commodity prices began to decline in response to the financial crisis that materialized in the fall of 2008. This trend worsened in the fourth quarter, as a full global recession set in, and commodity prices continued on a downward trend. We experienced a net loss in the third quarter of 2007 due to a significant drop in natural gas prices realized at that time, amortization of the management internalization consideration and increased depletion and depreciation expense. Net income increased in the fourth quarter of 2007 due to the full integration of the Sound acquisition and moderately improved commodity prices. Net losses were realized in the first and second quarters of 2008, primarily as a result of significant unrealized losses on commodity derivative contracts for future periods. Commodity price declines in the third quarter of 2008 gave rise to significant unrealized gains on these same derivative contracts, and in turn the Fund reported record high net income. We recognized a considerable net loss in the fourth quarter of 2008, a combined result of falling commodity prices and an impairment of our entire goodwill.


CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Fund's financial results and financial condition.

Management relies on the estimate of reserves as prepared by the Fund's independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating costs, royalty burden changes, and future development costs. Reserve estimates impact net income through depletion and depreciation of fixed assets, the provision for asset retirement costs and related accretion expense, and impairment calculations for fixed assets and goodwill. The reserve estimates are also used to assess the borrowing base for


                       Advantage Energy Income Fund - 19
the Fund's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income and the borrowing base of the Fund.

Management's process of determining the provision for future income taxes, the provision for asset retirement obligation costs and related accretion expense, and the fair values assigned to any acquired company's assets and liabilities in a business combination is based on estimates. These estimates are significant and can include reserves, future production rates, future crude oil and natural gas prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values and net income.

In accordance with GAAP, derivative assets and liabilities are recorded at their fair values at the reporting date, with unrealized gains and losses recognized directly into net income and comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time. As such, the unrealized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.


INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

In February 2008, the Accounting Standards Board of the Canadian Institute of Chartered Accountants confirmed that publicly accountable entities will be required to adopt IFRS effective January 1, 2011, including preparation of comparative financial information. Management has engaged its key personnel responsible for financial reporting and developed an overall plan to address IFRS implementation. The initial stage of the plan involved staff training and ongoing education. Key personnel received professional education on IFRS accounting principles and standards, both in general and for the oil and gas industry in particular. Review of changes to IFRS has been incorporated into existing processes of internal control over financial reporting. A preliminary project plan for IFRS implementation has been drafted and will be subject to ongoing revision as there are developments. As well, appropriate operating personnel have been engaged, as necessary, to determine how to implement the requirements of IFRS into the Fund's manual and information systems that collect and process financial data. We expect to have continual discussion with our external auditors throughout the process regarding IFRS and implementation.

The most significant change identified will be accounting for property, plant and equipment. The Fund, like many Canadian oil and gas reporting issuers, applies the "full cost" concept in accounting for its oil and gas assets. Under full cost, capital expenditures are maintained in a single cost centre for each country, and the cost centre is subject to a single depletion calculation and impairment test. IFRS will require the Fund to make a much more detailed assessment of its oil and gas property, plant and equipment. For depletion and depreciation, the Fund must identify asset components, and determine an appropriate depreciation or depletion method for each component. With regards to impairment calculation purposes, we must be identify "Cash Generating Units", which are defined as the smallest group of assets that produces independent cash flows. An impairment test must be performed individually for all cash generating units. The recognition of impairments in a prior year can be reversed subsequently depending on such calculations. It is also important to note that the International Accounting Standards Board ("IASB") is currently undertaking an extractive industries project, to develop accounting standards specifically for businesses like that of the Fund. However, the project will not be complete prior to IFRS adoption in Canada. We have also identified a number of other areas whereby differences between Canadian GAAP and IFRS are likely to exist for Advantage. However, currently we are concentrating on the accounting for property, plant and equipment and will evaluate these other areas in due course and develop more detailed plans to address the identified issues.


CONTROLS AND PROCEDURES

The Fund has established procedures and internal control systems to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management of the Fund is committed to providing timely, accurate and balanced disclosure of all material information about the Fund. Disclosure controls and procedures are in place to ensure all ongoing reporting requirements are met and material information is disclosed on a timely basis. The Chief Executive Officer and President and Chief Financial Officer, individually, sign certifications that the financial statements, together with the other financial information included in the regular filings, fairly present in all material respects the financial condition, results of operations, and cash flows as of the dates and for the periods presented in the filings. The certifications further acknowledge that the filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the filings. During 2008, there were no significant changes that would materially affect, or are reasonably likely to materially affect, the internal controls over financial reporting.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation. Further, projections of any evaluation


                        Advantage Energy Income Fund - 20
of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Fund has established a Disclosure Committee consisting of the executive members with the responsibility of overseeing the Fund's disclosure practices and designing disclosure controls and procedures ("DCP"), as such term is defined in National Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS, to provide reasonable assurance that information required to be disclosed by the Fund in its annual filings, interim filings or other reports filed or submitted by the Fund under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation and that all material information relating to the Fund is made known to them by others, particularly during the period in which the Fund's annual and interim filings are being prepared. All written public disclosures are reviewed and approved by at least one member of the Disclosure Committee prior to issuance. Additionally, the Disclosure Committee assists the Chief Executive Officer and Chief Financial Officer of the Fund in making certifications with respect to the disclosure controls of the Fund required under applicable regulations and ensures that the Board of Directors is promptly and fully informed regarding potential disclosure issues facing the Fund.

The Fund's Management is responsible for establishing and maintaining effective internal control over financial reporting ("ICFR"), as such term is defined in National Instrument 52-109 CERTIFICAATION OF DISCLOUSRE IN ISSUERS' ANNUAL AND INTERIM FILINGS. Management of Advantage, including our Chief Executive Officer and President and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as of December 31, 2008. Based on that evaluation, Management has concluded that the disclosure controls and procedures are effective as of the end of the period, in all material respects. It should be noted that while the Chief Executive Officer and President and Chief Financial Officer believe that the Fund's design of disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system does not provide absolute, but rather is designed to provide reasonable, assurance that the objective of the control system is met.


MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Fund is responsible for establishing and maintaining adequate internal control over financial reporting. The Fund's internal control over financial reporting is a process designed, under the supervision and with the participation of executive and financial officers of the Fund, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Fund's financial statements for external reporting purposes in accordance with GAAP.

The Fund's internal control over financial reporting includes policies and procedures that: 1. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Fund; 2. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and 3. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Fund's assets that could have a material effect on the financial statements.

The Fund's internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Fund's policies and procedures.

The Fund's management assessed the design and effectiveness of the internal control over financial reporting as of December 31, 2008, based on the framework established in INTERNAL CONTROL -- INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Fund maintained effective internal control over financial reporting as of December 31, 2008.

During the year ended December 31, 2008, there has been no change in the Fund's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Fund's internal control over financial reporting.

CORPORATE GOVERNANCE

The Board of Directors' mandate is to supervise the management of the business and affairs of the Fund including the business and affairs of the Fund delegated to AOG. In particular, all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $5 million; (ii) the approval of annual operating and capital expenditure budgets; and (iii) the establishment of credit facilities and the issuance of additional Trust Units, will be made by the Board.

Computershare Trust Company of Canada, the Trustee of the Fund, has delegated certain matters to the Board of Directors. These include all decisions relating to issuance of additional Trust Units and the determination of the amount of distributions. Any amendment to any material contract to which the Fund is a party will require the approval of the Board of Directors and, in some cases, Unitholder approval.

The Board of Directors meets regularly to review the business and affairs of the Fund and AOG and to make any required decisions. The Board of Directors consists of eleven members, eight of whom are unrelated to the Fund. The Independent Reserve Evaluation Committee has four members, the Audit Committee has five members, and the Human Resources, Compensation and Corporate Governance Committee has four members. All members of the various committees are independent. One member of the Audit Committee has been designated a "Financial Expert" as defined in applicable regulatory guidance. In addition, the Chairman of the Board is not related and is not an executive officer of the Fund.

The Board of Directors approved and Management implemented a Code of Business Conduct and Ethics. The purpose of the code is to lay out the expectation for the highest standards of professional and ethical conduct from our directors, officers and employees. The code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which all employees are expected to comply. Our Code of Business Conduct and Ethics is available on our website at www.advantageincome.com.

As a Canadian issuer listed on the New York Stock Exchange (the "NYSE"), Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic requirements. As a foreign private issuer, Advantage is only required to comply with four of the NYSE
Rules: (i) have an audit committee that satisfies the requirements of the United States Securities Exchange Act of 1934; (ii) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any material non-compliance with the applicable NYSE Rules; (iii) submit an executed annual written affirmation, as well as an interim affirmation each time a change occurs to the audit committee; and (iv) provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. companies listed under the


                        Advantage Energy Income Fund - 21

NYSE. Advantage has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards.

A further discussion of the Fund's corporate governance practices can be found in the Management Proxy Circular.


OUTLOOK

The Fund's 2009 budget, as approved by the Board of Directors, is tailored to the current economic climate. Our natural gas resource play at Montney in Glacier, Northwest Alberta will be the largest area of focus. We reiterate that these are extremely uncertain times. Although the 2009 budget incorporates flexibility in its current form, management and the Board will review the budget continually, and adapt when necessary. Advantage's 2009 capital expenditures budget is estimated to be approximately $100 to $130 million. Capital spending is estimated to be allocated 46% to Montney, and 54% to other core areas. Given the low commodity price environment and increasing concerns with the economy, Advantage will target 2009 capital expenditures at the lower end of our guidance range.

On March 18, 2009, we announced the intention to dispose of properties producing up to 11,300 boe/d of light oil and natural gas properties located in Northeast British Columbia, West Central Alberta and Northern Alberta. The net proceeds from these sales or other oil and natural gas property sales will initially be used to reduce outstanding bank debt to improve Advantage's financial flexibility. Proposals are anticipated by mid May 2009 and the selected assets will be available in four distinct packages varying in size from approximately 1,600 to 5,400 boe/d of production. Assuming asset sales of approximately 10,000 to 11,300 boe/d of production are completed, we expect production of approximately 20,000 to 22,000 boe/d from a focused asset base (60% natural gas, 40% oil and natural gas liquids).

Industry supply, servicing and maintenance costs increased through the first three quarters of 2008 driven primarily from higher crude oil and natural gas prices. Also, there were significant increases from electrical power costs, processing fees, steel and chemicals. We expect to see some easing of operating costs as the lower commodity price environment is expected to remain for a sustained period. Per unit operating costs on an annual basis are expected to range between the $13.95 to $14.45/boe in 2009; however, this will be impacted by the magnitude of our asset disposition program.

Advantage's funds from operations in 2009 will continue to be impacted by the volatility of crude oil and natural gas prices and the $US/$Canadian exchange rate. Additional hedging has been completed for 2009 and 2010 to stabilize cash flows and ensure that the Fund's capital program is fully funded. Approximately 56% of our natural gas production, net of royalties, is now hedged for the 2009 calendar year at an average fixed price of $8.09/mcf. Advantage has also hedged 46% of its 2009 crude oil production, net of royalties, at an average floor price of $69.38/bbl. For 2010, we have hedged 48% of our natural gas production, net of royalties, at an average fixed price of $7.46/mcf and 26% of our crude oil production, net of royalties, at an average fixed price of $67.83/bbl.

Advantage will continue to focus on low cost production and reserve additions through low to medium risk development drilling opportunities that have arisen as a result of the acquisitions completed in prior years and from the significant inventory of drilling opportunities that has resulted from the Ketch and Sound mergers. Our total drilling inventory in our Glacier Montney natural gas resource play has grown to over 440 confirmed drilling locations and we have significant additional conventional drilling locations.

Looking forward, Advantage's high quality assets combined with a significant unconventional and conventional inventory, strong hedging program and excellent tax pools provides many options for the Fund to maximize value generation for our Unitholders.

SENSITIVITIES

The following table displays the current estimated sensitivity on funds from operations and funds from operations per Trust Unit to changes in production, commodity prices, exchange rates and interest rates for 2009 excluding any impact from our asset disposition program.

                                                                                  ANNUAL
                                                          ANNUAL           FUNDS FROM OPERATIONS
                                                   FUNDS FROM OPERATIONS      PER TRUST UNIT
                                                          ($000)              ($/TRUST UNIT)
------------------------------------------------------------------------------------------------
Natural gas:
        AECO monthly price change of $1.00/mcf           $  16,900                $   0.11
        Production change of 6.0 mmcf/d                  $   9,800                $   0.06
Crude oil and NGLs:
        WTI price change of US$10.00/bbl                 $  22,300                $   0.14
        Production change of 1,000 bbls/d                $  11,900                $   0.07
$US/$Canadian exchange rate change of $0.01              $   4,800                $   0.03
Interest rate change of 1%                               $   6,400                $   0.04


                        Advantage Energy Income Fund - 22

ADDITIONAL INFORMATION

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Fund's website at www.advantageincome.com. Such other information includes the annual information form, the annual information circular - proxy statement, press releases, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential Unitholders as it discusses a variety of subject matter including the nature of the business, structure of the Fund, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.



March 18, 2009